Exhibit 12.1

Winmark Corporation

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	12/31/2005	12/25/2004	12/27/2003	12/28/2002	12/29/2001

Fixed Charges

Interest Expensed/Capitalized	6,784	—	—	264,200	1,007,400

Amortized premiums/discounts	—	—	—	255,900	517,200

Est. rental expense interest	81,075	79,437	80,125	83,673	81,993

Subsidiaries Security Dividends	—	—	—	—

Total Fixed Charges	87,859	79,437	80,125	603,773	1,606,593

Earnings
Add:

Pretax income from Operations (before equity investments)	4,824,200	7,065,300	6,679,000	6,368,400	5,259,100

Fixed Charges	87,859	79,437	80,125	603,773	1,606,593

Amortization of Capitalized interest	—	—	—	—	—

Distributed income of Equity investees	—	—	—	—	—

Pretax losses of Equity investees for guarantees included in fixed charges	—	—	—	—	—

Less:

Interest Capitalized	—	—	—	—	—

Subsidiaries Security Dividends	—	—	—	—	—

Minority interest in pretax (income)/Loss of subsidiaries w/o fixed charges	—	—	—	—	—

Total Earnings	4,912,059	7,144,737	6,759,125	6,972,173	6,865,693

Ratio of Earnings to Fixed Charges	55.9	89.9	84.4	11.6	4.3

Winmark Corporation

Estimated rental expense interest

(using 1/3 of lease payment)

		Fiscal Year Ended
		12/31/2005	12/25/2004	12/27/2003	12/28/2002	12/29/2001
Copier Leases

Loffler

I500	1/02 to 7/05	840	1,680	1,680	1,680

All others	6/03 to 6/05	702	1,404	702

Replacements
	7/05 to current	1,680

WCC	2/05 to current	1,500

IKON

OCE	Pre 2000 to 12/05	3,360	3,360	3,360	3,360	3,360

Others	Pre 2000 to 2/03			940	5,640	5,640

Others	3/03 to 8/03			450

BUILDING LEASE

August 2000 to current		72,993	72,993	72,993	72,993	72,993
(Base rent of $18,248.30 per month)

Total Estimated rental expense interest		81,075	79,437	80,125	83,673	81,993